HYDRON TECHNOLOGIES, INC.

4400 34th Street North, Suite F

St. Petersburg, Florida 33714

727-342-5050

April 2, 2008

Via Facsimile and Edgar

Mr. Millwood Hobbs

Staff Accountant

Division of Corporation Finance

Mail Stop 3561

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Hydron Technologies, Inc. (File No. 0-6333)

Response to Comments on Form 10-KSB for the Fiscal Year Ended

December 31, 2005; and Form 10Q-SB for the Fiscal Quarter Ended

June 30, 2006

Dear Mr. Hobbs:

Pursuant to your request, we have prepared this response to the staff’s letter dated March 19, 2008 relating to comments provided by the staff in its letter dated November 13, 2006 (which generally provided further comments based on the Company’s responses filed on October 10, 2006 and November 3, 2006 to the staff’s letter dated September 21, 2006 and the staff’s oral comments provided to the Company’s counsel, in each case, with respect to the above-captioned filings). We note that at the time of the November 13, 2006 only one comment remained unresolved, that is, the comment relating to the Company’s failure to include audited financial statements for Clinical Results, Inc. (“CRI”), a company that it acquired in July 2005, in its reports filed with the Commission

We note that the Company responded to the staff’s November 13, 2006 letter in its letter dated November 16, 2006 (the “Company letter”), a copy of which is attached. In addition, the Company also filed via Edgar and faxed a letter dated December 18, 2006 addressed to Mr. Joel Levine, Associate Chief Accountant, of the Division’s Office of Chief Accountant (the “Levine letter”), a copy of which is attached, that included a detailed explanation about the Company’s inability to produce audited financial statements for CRI from the records available, and the Company’s rationale for completing the acquisition notwithstanding this deficiency. Subsequently, the Company’s counsel discussed the Levine letter with Mr. Levine and the staff’s denial of the Company’s request to waive the requirement for audited financial statements relating to the acquisition of CRI in July 2005. However, the Company is not clear what the staff wants the Company to do since it is unable (not to be confused with unwilling) to file audited financial statements for CRI.

Mr. Millwood Hobbs

April 2, 2008

The purpose of including copies of the Company letter and the Levine letter in this filing is to allow the staff to review the reasons that the Company is unable to file the audited financial statements for CRI, which reasons have not changed since the respective dates of the Company letter and the Levine letter. We note also that the Company’s current filings with the Commission do not require it to include the CRI results and so the current financial statements on file with the Commission are complete and not affected by the Company’s inability to produce audited financial statements for CRI.

The Company is requesting that the staff provide guidance as to what action it would like the company to undertake given its inability to produce audited financial statements for CRI. We note that the Company has previously disclosed in its filings with the Commission the Company’s inability to file audited financial statements for CRI and its discussions with the staff regarding this topic.

In connection with our response to your comments, we reaffirm and acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not utilize staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please contact our attorney, Robert C. Brighton, Jr., at (954) 527-2473 (Robert.brighton@ruden.com), if you have any questions.

Sincerely,

David Pollack

Chief Executive Officer

Hydron Technologies, Inc.

Cc:	Robert C. Brighton, Jr., Esq.

Ruden McClosky